RECEIVED

2008 APR 16 P 2:13

OFFICE OF INTERNATIONAL
CORPORATE FINANCE

Givaudan

[redacted]

08001828

SUPPL

U.S. Securities and Exchange Commission
Division of Corporate Finance
International Corporate Finance
450 Fifth Street, N.W.
Washington, DC 20549
United States

Vernier, 4 April 2008
RG/rmj7446
Re: Givaudan SA rule 12g3-2(b) exemption – File No. 12G3-2B-82-5087

Madam, Sir,

In accordance with rule 12g3-2(b), please find attached the following document issued by Givaudan SA:

TYPE OF INFORMATION OR REPORT	MADE PUBLIC, FILED OR DISTRIBUTED	CORRESPONDING ITEM ON ANNEX A
Media Release : First quarter 2008 sales : Sales Growth on Track with Target	4 April 2008	I

We are of course at your disposal should you need any further information.

Yours sincerely,

PROCESSED
APR 21 2008
THOMSON
FINANCIAL

Givaudan SA

P. de Rougemont R. Garavagno

Enclosure mentioned

Givaudan SA 5, chemin de la Parfumerie CH-1214 Vernier-Geneva T. +4122 780 96 46 F. +4122 780 91 96
Legal Affairs roberto.garavagno@givaudan.com www.givaudan.com

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First Quarter 2008 Sales - Sales Growth on Track with Target

Geneva, 4 April 2008. In the first quarter of 2008, Givaudan achieved sales of CHF 1,052.8 million, an increase of +27.2% in local currencies and +18.3% in Swiss francs.

On a pro forma basis, as if Quest had already been consolidated since 1 January 2007 and excluding the impact of the portfolio streamlining, sales grew +1.9% in local currencies. The integration of Quest International is progressing well. Givaudan reconfirms the amounts and the planned phasing of its estimated savings and integration costs, published at the 2007 Full Year Results.

For 2008, Givaudan expects to grow its sales in line with the market when excluding the impact of the announced CHF 114 million of portfolio streamlining and business divestiture. Givaudan confirms that it is on track to generate the expected CHF 200 million integration synergies and to reach pre-acquisition margin levels by 2010. CHF 130 million of integration synergies are expected to be achieved in 2008.

Sales January – March in actual terms [1)]

in millions CHF	2008	2007	Change in %	
			In CHF	in local currencies
Fragrance Division	489.1	401.3	+21.9%	+30.6%
Flavour Division	563.7	488.7	+15.4%	+24.3%
Total	**1,052.8**	**890.0**	**+18.3%**	**+27.2%**

1) In actual terms, 2007 sales contain first quarter sales 2007 of Givaudan and March 2007 sales of Quest.

Sales January – March in pro forma terms [2)]

in millions CHF	2008	2007	Change in %	
			In CHF	in local currencies
Fragrance Division	489.1	530.5	-7.8%	-1.1%
Flavour Division	563.7	594.4	-5.2%	+2.2%
Total	1,052.8	1,124.9	-6.4%	+0.7%

2) The pro forma figures shown in the table above assume that the Quest acquisition had occurred on 1 January 2007.

Fragrance Division

The Fragrance Division recorded sales of CHF 489.1 million, which represents an increase of 30.6% in local currencies. In pro forma terms, as if Quest had already been consolidated since 1 January 2007, sales declined by 0.5% in local currencies and 7.4% in Swiss Francs, on a comparable basis and excluding the impact of the portfolio streamlining of commodity ingredients. The sales impact of these discontinued ingredients during the first three months amounted to CHF 3.3 million. Including this effect, the decline was 1.1% in local currencies and 7.8% in Swiss Francs.

Fine Fragrance sales declined compared to prior year's strong first quarter in both regions. The European and North American markets suffered substantially during the year-end holiday season, resulting in a decline due to the high inventory levels. The strong growth of previous year's quarter in Latin America could not be repeated; consequently, the sales development was flat.

The **Consumer Products** business unit delivered good growth against strong prior year comparables. Asia Pacific showed growth across all customers groups, especially with local and regional customers. Sales increase was particularly strong in the developing markets of China, India and Vietnam. Japan reported double digit growth.
Europe, Africa and Middle-East delivered growth across all customer groups and segments. Sales in the developing markets of Africa, Central and Eastern Europe continued their good growth pace. Sales in Latin America further increased against last year's

double digit growth. This good performance was driven by the strong development with international customers, especially in Mexico. North American sales decreased slightly against last year's double digit growth.

On a worldwide basis, the two biggest segments, fabric care and soaps, recorded the highest performance followed by the personal care segment.

Fragrance Ingredients recorded sales below prior year due to the CHF 3.3 million impact of the discontinued commodity ingredients. Specialties continued to grow at a double digit rate. Ambrofix, Peonile, Undecavertol and Javanol generated excellent sales. The recent launch of Spirogalbanone Pure in January – a classic green galbanum note – was a success, generating a lot of interest from perfumers throughout the industry. The sales of Safraleine – a new molecule with a warm, saffron, rosy character and tobacco notes – launched last year at the World Perfumery Congress, already showed good sales momentum.

Flavour Division

The Flavour Division recorded sales of CHF 563.7 million, which represents an increase of 24.3% in local currencies.

In pro forma terms, as if Quest had already been consolidated since 1 January 2007, sales increased by +4% in local currencies excluding the previously announced streamlining of commodity ingredients. The sales impact of these discontinued ingredients during the first three months amounted to CHF 10.6 million. Including this effect, the growth was +2.2% in local currencies and -5.2% in Swiss Francs.

The positive sales momentum generated in the second half of last year continued into the first quarter as volume gains and new wins from all major segments contributed, with beverages, savoury and snacks leading the way. The developing markets continued to generate significant revenue growth particularly in the European and Asian markets. In the mature markets, growth benefited from good sales momentum with existing and new flavours.

Asia Pacific
Sales in Asia Pacific showed solid growth. The developing markets of Thailand, Indonesia, Philippines and India delivered double digit growth, thanks to new wins in savoury, snacks and foodservice. The mature markets of Japan, Korea and Oceania delivered a mid single digit performance.

Europe, Africa and Middle East
European sales in both, the mature and developing markets, delivered very strong growth against an already strong prior year comparable; continuing the solid momentum of the past two years. Dairy and savoury, especially snacks, showed double digit growth. The beverage segment grew at mid single digit, continuing the strong momentum of last year.

North America
Sales in North America continued the positive momentum with a mid-single digit performance, based on good performance of existing products and new wins. All major segments performed ahead of last year, especially beverages. Snacks continued to post solid growth as a result of new wins, whilst overall savoury sales were weak. New wins drove the positive performance in dairy.

Latin America
Latin American sales, especially in Brazil, were weak against strong prior year comparables. The South Cone, mainly driven by Argentina, continues to perform well as a result of a steady flow of new wins and strong growth with existing products. Both, the beverage and savoury segments, delivered good growth for the region based on the new wins good momentum.

For further information please contact:
Peter Wullschleger, Givaudan Investor & Media Relations
5, chemin de la Parfumerie, CH-1214 Vernier
T +41 22 780 90 93, F +41 22 780 90 90
E-mail: peter_b.wullschleger@givaudan.com

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